

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
Mr. Maxwell Grant
Chief Executive Officer
Chancellor Group, Inc.
500 Taylor Street, Plaza Two - Suite 200
Amarillo, Texas 79105

> **Re: Chancellor Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 0-30219**

Dear Mr. Grant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Legal Proceedings, page 8

1.   We note your disclosure regarding the proceeding against Gryphon. Please disclose the date the proceeding was instituted, the principal parties to the proceeding, the factual basis of alleged to underlie the proceeding and the relief sought. See Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 11

2.   Please disclose your planned capital expenditures for 2012. See Item 303(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief